Exhibit 99.2

TENGIZCHEVROIL LLP

CONSOLIDATED FINANCIAL STATEMENTS

(prepared in accordance with
generally accepted accounting principles
in the United States of America)

For the fiscal year ended December 31, 2020

i

Report of Independent Auditors

To the Partners of Tengizchevroil LLP
We have audited the accompanying consolidated financial statements of Tengizchevroil LLP and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2020 and 2019, and the related consolidated statements of income, of equity and of cash flows for the years then ended.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tengizchevroil LLP and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Almaty, Kazakhstan
February 24, 2021

    Tengizchevroil LLP - Consolidated Statement of Income
    Thousands of dollars

	Year ended December 31

	2020	2019	2018
Revenues and Other Income
Sales and other operating revenues to related parties	$2,806,837	$6,839,529	$9,177,474
Sales and other operating revenues to other parties	6,387,180	9,441,212	8,082,909
Total Sales and Other Operating Revenues	9,194,017	16,280,741	17,260,383
Other income	18,936	28,390	55,145
Total Revenues and Other Income	9,212,953	16,309,131	17,315,528
Costs and Other Deductions
Production and operating expenses	4,313,472	6,164,912	5,774,749
Depreciation, depletion and amortization	1,762,806	1,738,124	1,415,633
Total Costs and Other Deductions	6,076,278	7,903,036	7,190,382
Income Before Income Tax Expense	3,136,675	8,406,095	10,125,146
Income Tax Expense	941,000	2,521,829	3,037,543
Net Income	$2,195,675	$5,884,266	$7,087,603

Tengizchevroil LLP - Consolidated Balance Sheet
Thousands of dollars

	Year ended December 31
	2020	2019
Assets
Cash and cash equivalents	$120,188	$117,954
Accounts receivable, net of allowances	832,980	1,391,801
Inventories	601,498	437,487
Prepaid expenses and other current assets	559,769	538,606
Total Current Assets	2,114,435	2,485,848
Long-term receivables, net	35,538	40,483
Properties, plant and equipment, net	48,354,285	44,205,701
Total Assets	$50,504,258	$46,732,032
Liabilities and Equity
Accounts payable	$374,242	632,239
Accrued liabilities	1,231,139	2,244,629
Income tax payable	80,707	286,112
Total Current Liabilities	1,686,088	3,162,980
Long-term debt	9,650,000	6,700,000
Deferred tax liabilities	2,606,605	2,416,201
Other non-current obligations	296,312	383,273
Total Liabilities *	$14,239,005	$12,662,454
Charter fund	50,000	50,000
Retained earnings	36,215,253	34,019,578
Total Equity	36,265,253	34,069,578
Total Liabilities and Equity	$50,504,258	$46,732,032

* Refer to Note 13, "Other Commitments and Contingencies" on page T-14

Tengizchevroil LLP - Consolidated Statement of Equity
Thousands of dollars

		Year ended December 31

Charter Fund	2020	2019	2018
Balance at January 1	$50,000	$50,000	$50,000
Changes during period	—	—	—
Balance at December 31	50,000	50,000	50,000

Retained Earnings
Balance at January 1	34,019,578	28,135,312	22,147,709
Net income	2,195,675	5,884,266	7,087,603
Dividends	—	—	(1,100,000)
Balance at December 31	36,215,253	34,019,578	28,135,312
Total Equity	$36,265,253	$34,069,578	$28,185,312

Tengizchevroil LLP - Consolidated Statement of Cash Flows
Thousands of dollars

	Year ended December 31

	2020	2019	2018
Operating Activities
Net Income	$2,195,675	$5,884,266	$7,087,603
Adjustments
Depreciation, depletion and amortization	1,762,806	1,738,124	1,415,633
Deferred income tax	190,404	50,135	106,177
Net decrease (increase) in inventory	(164,011)	(58,376)	63,866
Net decrease (increase) in accounts receivable	558,821	(384,601)	(8,482)
Net decrease (increase) in prepaid, other current assets	41,837	267,378	74,202
Net decrease (increase) in long-term receivables	4,945	(1,844)	12,402
Net increase (decrease) in tax payable	(205,405)	57,066	(8,797)
Net increase (decrease) in accounts payable	(257,997)	140,487	64,786
Net increase (decrease) in accrued liabilities	(1,013,490)	(525,270)	718,851
Settlement of asset retirement obligations	(2,502)	(10,267)	(12,580)
Net Cash Provided by Operating Activities	3,111,083	7,157,098	9,513,661
Investing Activities
Capital expenditures	(5,995,849)	(10,223,764)	(9,925,391)
Net Cash Used for Investing Activities	(5,995,849)	(10,223,764)	(9,925,391)
Financing Activities
Proceeds from borrowings	7,850,000	2,700,000	—
Repayments of borrowings	(4,900,000)	—	—
Dividends	—	—	(1,310,000)
Net Cash Provided by (Used for) Financing Activities	2,950,000	2,700,000	(1,310,000)
Net Change in Cash, Cash Equivalents and Restricted Cash	65,234	(366,666)	(1,721,730)
Cash, Cash Equivalents and Restricted Cash at January 1	309,954	676,620	2,398,350
Cash, Cash Equivalents and Restricted Cash at December 31	$375,188	$309,954	$676,620

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

1. Organization
Tengizchevroil, a limited liability partnership (hereinafter “the Partnership”), was formed on April 6, 1993, under the laws of the Republic of Kazakhstan (hereinafter “the Republic”). The formation of the Partnership and the management and operational framework within which it must conduct its activities were dictated by certain agreements and subsequent amendments (the “Partnership Agreements”). The term of the Partnership is 40 years and can be extended by agreement among the partners. If partners agree to extend the Partnership, then the Partnership can apply to the Republic for the extension of its production license. The Partnership may be terminated under certain conditions, including by mutual agreement among the partners.
The participatory interests of the partnership as of December 31, 2020, 2019 and 2018 are Chevron Overseas Company (“Chevron Overseas”) (50%), ExxonMobil Kazakhstan Ventures Inc. (“ExxonMobil Kazakhstan”) (25%), National Company KazMunaiGas (“KazMunaiGas”) (20%), and LUKARCO B.V. (“LUKARCO”) (5%).
Principal Activity
The Partnership is developing the Tengiz and Korolev crude oil fields in western Kazakhstan under a concession agreement that expires in 2033. The principal objective of the Partnership is to effectively and profitably develop hydrocarbon resources and in doing so to explore for, appraise, develop, produce, process, store, transport, export and sell hydrocarbon products, and sulfur.
Subsidiaries
The principal activities of the Partnership’s subsidiaries as of December 31, 2020 are as follows:

Subsidiary	Place of incorporation	% held	Principal activity	Date of formation
Tengizchevroil International Bermuda Limited	Bermuda Islands	100	Representation of the Partnership’s interest in Caspian Pipeline Consortium	September 25, 1997
Tengizchevroil Finance Company International Ltd	Bermuda Islands	100	Special purpose company for bonds issue	May 12, 2014

2. Significant Accounting Policies
Basis of Preparation
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (hereinafter “U.S. GAAP”). These U.S. GAAP financial statements are prepared on a different basis to the financial statements that are prepared based on the Partnership’s accounting procedures.
These standards require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties and other property, plant and equipment, asset retirement obligations, and deferred income taxes. Eventual actual amounts could differ from those estimates as circumstances change and additional information becomes known.
Principles of Consolidation
These consolidated financial statements include the financial position and results of the Partnership, controlled subsidiaries of which the Partnership directly or indirectly owns more than 50% of the voting interest, unless non-controlling stockholders have substantive participating rights and variable interest entities where the Partnership is determined to be the primary beneficiary.
Revenue Recognition
All sales and other operating revenues on the Consolidated Statement of Income are derived from the sale of crude oil and other products. Related receivables are included in “Accounts receivable, net of allowances” on the Consolidated Balance Sheet, net of the allowance for doubtful accounts. Each delivery order of crude oil, and other products is accounted for as a separate performance obligation. Revenue is recognized when the performance

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. The delivery transportation is accounted for as a fulfillment cost, not a separate performance obligation. These costs are recognized as operating expenses in the period when revenue for the related commodity is recognized.
Revenue is measured as the amount the Partnership expects to receive in exchange for transferring commodities to the customer. Until market prices become known under terms of the Partnership’s contracts, the transaction price included in revenue is based on the Partnership’s estimate of the most likely outcome.
Expense Recognition
Costs and expenses are recognized in the period in which such costs are incurred or can first be reasonably estimated, irrespective of when such costs are paid.
Foreign Currency Translation
The Partnership’s functional currency and reporting currency is the U.S. dollars. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the date transactions are recorded in the consolidated financial accounts.
Monetary assets and liabilities held in currencies other than U.S. dollars are translated to U.S. dollars at the rates of exchange in effect at the consolidated balance sheet date. Gains and losses on foreign currency remeasurements are included in current period income under "Other income".
Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investments with an original maturity less than three months.
Restricted Cash
Restricted cash represents cash that is restricted by agreements with third parties for special purposes.
Accounts Receivable
Trade and other receivables are recorded at their transaction amounts less allowance for doubtful accounts. Allowance for doubtful accounts are recorded to the extent that there is likelihood that any of the amounts due will not be collected.
Inventories
Crude oil and liquefied petroleum gas (hereinafter “LPG”) are valued at the lower of cost or market value. The cost is determined based on the last-in-first-out method of accounting for inventory (hereinafter “LIFO”). Cost includes direct production expenses and overhead incurred in bringing the inventories to their present condition and location. Materials and supplies are generally stated at cost or net realizable value.
Properties, Plant and Equipment
The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation (ARO) assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves.
Costs of wells that are assigned proved reserves remain capitalized. Costs are also capitalized for exploratory wells that have found crude oil and natural gas reserves even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the Partnership is making sufficient progress assessing the reserves and the economic and operating viability of the project. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.
Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs.
Production and related overhead costs are expensed as incurred.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

Depreciation of assets not directly associated with crude oil production is calculated on a straight-line basis over the economic lives of such assets.
Expenditures for maintenance (including those for planned major maintenance projects), repairs and minor renewals to maintain facilities in operating condition are generally expensed as incurred. Major replacements and renewals are capitalized.
Gains or losses are not recognized for normal retirements of properties, plant and equipment subject to composite group amortization or depreciation. Gains or losses from abnormal retirements are recorded as expenses and from sales as “Other income.”
Asset Retirement Obligations
The fair value of a liability for an asset retirement obligation is recorded as both an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. The legal obligation to perform the asset retirement activity is unconditional, even though uncertainty may exist about the timing and/or method of settlement that may be beyond the Partnership’s control. This uncertainty about the timing and/or method of settlement is factored into the measurement of the liability when sufficient information exists to reasonably estimate fair value. Recognition of the ARO includes: (1) the present value of a liability and offsetting asset, (2) the subsequent accretion of that liability and depreciation of the asset, and (3) the periodic review of the ARO liability estimates and discount rates.
Impairment of Long-Lived Assets
Long-lived assets, including oil and gas properties, are assessed for possible impairment whenever events or changes in circumstances indicate that there may be an inability to fully recover the asset’s carrying amount. Events that can trigger assessments for possible impairments include write-downs of proved reserves based on field performance, significant decreases in the market value of an asset (including changes to the commodity price forecast), significant change in the extent or manner of use of or a physical change in an asset, and a more-likely-than-not expectation that a long-lived asset or asset group will be sold or otherwise disposed of significantly sooner than the end of its previously estimated useful life. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset, generally determined as discounted future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future commodity prices, operating expenses, production profiles, and the outlook for global or regional market supply-and-demand conditions for crude oil and natural gas. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.
Income Tax
Deferred income tax assets and liabilities are recognized in respect of the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets are recovered or liabilities settled.
The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.
Contingencies
Certain conditions may exist as of the balance sheet date, which may result in losses to the Partnership but the impact of which will only be resolved when one or more future events occur or fail to occur.
If an assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the statement of income. If the

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be reasonably estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.
Environmental Expenditures
Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Losses associated with environmental remediation obligations are accrued when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.
Production Related Taxes
Production related taxes are payable to the Republic in accordance with the Partnership Agreements. Production related taxes are expensed in the period in which they are incurred.
New Accounting Standards
Leases (Topic 842) In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, which becomes effective for the Partnership January 1, 2022. The standard requires that lessees present right-of-use assets and liabilities on the balance sheet. The implementation efforts are focused on accounting policy and disclosure updates and system enhancements necessary to meet the standard’s requirements. The evaluation of the effect of the standard on the consolidated financial statements is in progress. Any impacts associated with the implementation of the standard will be reflected in its 2022 financial statements.
Financial Instruments – Credit Losses (Topic 326) In June 2016, the FASB issued ASU 2016-13, which becomes effective for the company January 1, 2023. The standard requires companies to use forward-looking information to calculate credit loss estimates. The Partnership is evaluating the effect of the standard on the consolidated financial statements.
3. Sales and Other Operating Revenues by Product and Destination

		Year ended December 31

	2020	2019	2018
Crude Oil
Europe	$3,792,339	$7,591,818	$8,723,120
Asia	4,668,162	7,699,335	7,312,205
Other	—	65,110	129,740
Total crude oil revenues	8,460,501	15,356,263	16,165,065

Liquefied Petroleum Gas
Asia	287,255	315,786	353,692
Europe	138,716	119,339	201,620
Total liquefied petroleum gas revenues	425,971	435,125	555,312

Natural Gas	188,722	315,237	271,352

Sulfur	118,823	174,116	268,654

Total revenues	$9,194,017	$16,280,741	$17,260,383
For the years ended December 31, 2020, 2019 and 2018, no customers, other than related parties, had sales that individually exceeded 10% of the Partnership’s total sales. Refer to Note 12 on page T-13 for discussion on credit and concentration risk.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

4. Income Tax

		Year ended December 31

	2020	2019	2018
Current expense	$750,596	$2,471,694	$2,931,366
Deferred expense	190,404	50,135	106,177

Total income tax	$941,000	$2,521,829	$3,037,543
For the years ended December 31, 2020, 2019 and 2018, the effective 30% income tax rate is equal to the income tax rate stated in the Partnership Formation Agreement due to the fact that there are no non-deductible expenses, other permanent differences, or any other factors affecting the rate.
The reported deferred tax balances are composed of the following:

	December 31, 2020	December 31, 2019
Deferred tax liabilities

Properties, plant and equipment	$2,696,333	$2,532,398

Total deferred tax liabilities	2,696,333	2,532,398

Deferred tax assets

Assets retirement obligations	(88,894)	(114,982)
Other liabilities	(834)	(1,215)
Total deferred tax assets	(89,728)	(116,197)

Total deferred taxes, net	$2,606,605	$2,416,201

5. Cash, Cash Equivalents, and Restricted Cash

	December 31, 2020	December 31, 2019

Cash and cash equivalents	$120,188	$117,954
Restricted cash included in “Prepaid expenses and other current assets”	255,000	192,000

Total cash, cash equivalents, and restricted cash	$375,188	$309,954
In accordance with the Partnership’s expansion financing agreements, a Debt Service Reserve Account (hereinafter “the Account”) was established and funded with the Partnership’s principal banker in an amount equal to the next scheduled interest, related fees and principal payments on the Notes and other Senior Secured Loan (Note 9 on page T-12). As of December 31, 2020, this account is fully funded with six months of interest payable totaling $255,000 (2019: $192,000). Withdrawals from the Account can only be made to the extent that the account balance continues to exceed the next scheduled interest, related fees and principal payments on the Notes and other Senior Secured Loan. The Partnership is entitled to invest the restricted cash held in the Account into interest bearing deposits.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

6. Accounts Receivable

	December 31, 2020	December 31, 2019

Trade receivable	$826,165	$1,414,597
Other receivable	38,228	102,017
	864,393	1,516,614

Less: Allowance for doubtful accounts	(31,413)	(124,813)

Total accounts receivable, net of allowances	$832,980	$1,391,801
7. Inventories

	December 31, 2020	December 31, 2019

Materials and supplies	$584,946	$418,250
Crude oil and petroleum products	16,552	19,237
Total inventories	$601,498	$437,487

The excess of replacement cost over the carrying value of crude oil and petroleum products for which the LIFO method is used was $242,759 and $384,815 as of December 31, 2020 and 2019, respectively.

8. Properties, Plant and Equipment

	December 31, 2020	December 31, 2019
Gross Investment at Cost
Wells and related facilities	$12,806,970	$12,322,339
Process plants	7,939,747	7,909,693
Construction in progress	37,612,293	33,005,484
Buildings and land improvements	3,558,820	2,846,972
Other	2,055,770	2,061,431
	63,973,600	58,145,919

Less: Accumulated depreciation, depletion and amortization	(15,619,315)	(13,940,218)

Total properties, plant and equipment, net	$48,354,285	$44,205,701
The "Construction in progress" balances which includes capitalized interest in the table above primarily relate to the Future Growth Project / Wellhead Pressure Management Project (FGP/WPMP). The WPMP portion is expected to start up in late 2022, with the remaining facilities expected to come online in mid-2023. COVID-19 (Coronavirus) impacts on project schedules and cost estimates are unknown at this time due to the uncertain timeline for remobilizing all personnel and safely sustaining activity levels.

The "Accrued liabilities" on the Consolidated Balance Sheet primarily relate to FGP/WPMP project accruals.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

9. Long-Term Debt

	December 31, 2020	December 31, 2019

4% Series A bonds due 2026	$1,000,000	$1,000,000
4% Chevron loan due 2026	2,000,000	2,000,000
4% ExxonMobil loan due 2026	1,000,000	1,000,000
2.625% Series B bonds due 2025	500,000	—
2.625% Chevron loan due 2025	1,000,000	—
2.625% ExxonMobil loan due 2025	500,000	—
3.25% Series C bonds due 2030	750,000	—
3.25% Chevron loan due 2030	1,500,000	—
3.25% ExxonMobil loan due 2030	750,000	—
Commercial bank facility drawdown	162,500	675,000
Chevron loan facility drawdown	325,000	1,350,000
ExxonMobil loan facility drawdown	162,500	675,000
Total long-term debt	$9,650,000	$6,700,000
For the purposes of funding the FGP/WPMP, the Partnership raised the Secured Debt Obligations in July 2016, whereby Tengizchevroil Finance Company International Ltd (“TFCI Ltd”) acts as a Borrower. The Senior Secured Debt Obligations incurred by TFCI Ltd are guaranteed on senior secured basis by the Partnership.
On July 27, 2016 TFCI Ltd issued $1,000,000 of 4% Series A Bonds to institutional investors (“Series A Bonds”), also taking out pari passu senior secured loans of $2,000,000 and $1,000,000 from Chevron and ExxonMobil, respectively, mirroring the terms of Series A Bonds. These Bonds and Loans mature on August 15, 2026 and bear interest rate of 4% per annum.
On July 7, 2016 TFCI Ltd established a $3,000,000 Commercial Bank Facility from a syndicate of commercial banks (“Commercial Bank Facility”), $6,000,000 pari passu loan facility from Chevron mirroring the terms of the Commercial Bank Facility and $3,000,000 pari passu loan facility from ExxonMobil mirroring the terms of the Commercial Bank Facility. This facility matures on July 7, 2021, but it is partially extendable by a further two years at the Partnership’s discretion. In 2020, drawdowns on the Commercial Bank Facility, Chevron and ExxonMobil loans totaled $2,850,000. The weighted-average interest rate on the facility drawdowns in 2020 was 2.60%.
On July 23, 2020 TFCI Ltd issued $500,000 of 2.625% Series B Bonds to institutional investors (“Series B Bonds”), also taking out pari passu senior secured loans of $1,000,000 and $500,000 from Chevron and ExxonMobil, respectively, mirroring the terms of Series B Bonds. These Bonds and Loans mature on August 15, 2025 and bear interest rate of 2.625% per annum.
On July 23, 2020 TFCI Ltd issued $750,000 of 3.250% Series C Bonds to institutional investors (“Series C Bonds”), also taking out pari passu senior secured loans of $1,500,000 and $750,000 from Chevron and ExxonMobil, respectively, mirroring the terms of Series C Bonds. These Bonds and Loans mature on August 15, 2030 and bear interest rate of 3.250% per annum.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

10. Asset Retirement Obligations
The following table indicates the changes to the asset retirement obligations in 2020 and 2019:

	2020	2019
Balance at January 1	$383,273	$203,209

Accretion expense	18,674	9,414
Liabilities settled	(2,502)	(10,267)
Revisions in estimated cash flows	(103,133)	180,917

Balance at December 31	$296,312	$383,273
In the table above, the amount associated with "Revisions in estimated cash flows" in 2020 primarily reflects lower cost estimates due to technological improvements. The increased revisions in estimated cash flow in 2019 were primarily related to wells and facilities brought into service in the year.
Accretion expense is included in the total depreciation, depletion and amortization expense.
11. Equity
The Charter Fund is attributable to the four partners as follows:

	December 31, 2020	December 31, 2019
KazMunaiGas	$10,000	$10,000
Chevron Overseas	25,000	25,000
Exxon Mobil Kazakhstan	12,500	12,500
LUKARCO	2,500	2,500

Total charter fund	$50,000	$50,000
No dividends to the partners were made in 2020 and 2019. Dividends to the partners of $1,100,000 were made in 2018. The 2018 dividends in the Consolidated Statement of Cash Flows included $210,000 withholding tax payable on 2017 distributions, which were outstanding as of December 31, 2017, but paid to the Republic in 2018.
12. Fair Value Measurements and Financial Instruments
Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.
Assets and liabilities that are not required to be measured at fair value on the Consolidated Balance Sheets
The “Cash and cash equivalents” had a carrying value of $120,188 and $117,954 as of December 31, 2020 and 2019, respectively, which approximates the fair value.
The carrying values of other short-term and long-term financial assets and liabilities on the Consolidated Balance Sheet approximate their fair values. Fair value re-measurements of other financial instruments as of December 31, 2020 and 2019 were not material.
Credit and Concentration Risk
The Partnership’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, restricted cash and trade receivables. Cash and cash equivalents and time deposits are placed with major international banks and local banks. Partnership investment policies limit the Partnership’s exposure both to credit risk and to concentrations of credit risk.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

The Partnership routinely assesses the financial strength of its customers. When the financial strength of a customer is not considered sufficient, alternative risk mitigation measures may be deployed including requiring pre-payments, letters of credit or other acceptable collateral instruments to support sales to customers.
13. Commitment and Contingencies
General Operating Environment
The Partnership’s principal business activities occur within the Republic. Laws and regulations affecting businesses operating in the Republic are subject to frequent changes, and the Partnership assets and operations could be adversely impacted by changes in the business, regulatory, political or legal environment. Noncompliance with Republic laws and regulations can lead to imposition of substantial penalties and interest. The Partnership Agreements provide the Partnership with some protections against legislative and regulatory changes through the fiscal stabilization clause and other clauses that may exempt the Partnership from certain legislative and regulatory actions that could negatively impact it.

Response to Market Conditions and COVID-19
Travel restrictions and other constraints on global economic activity in 2020 in response to COVID-19 caused a significant decrease in demand for oil and gas. This led to lower price realizations across all commodities. As a result, the Organization of Petroleum Exporting Countries (OPEC) imposed production cuts, and Kazakhstan as an OPEC+ member followed suit, which resulted in lower production in 2020 for the Partnership.
Despite the challenges posed by the pandemic, progress continues on the FGP/WPMP. In the second quarter the project construction workforce was demobilized to 20 percent of planned levels, which slowed the overall construction pace. In the third quarter, the rate of infections in Kazakhstan slowed, allowing remobilization of the FGP/WPMP construction workforce to begin. In the fourth quarter, staffing levels at FGP/WPMP returned to 95 percent of desired fourth quarter remobilization levels, however a worldwide resurgence of infections prevented the remaining 5 percent of the workforce from returning to work and slowed progress on the project. Extended rotations, COVID testing and isolation protocols are in place to minimize the spread of the virus. Given the uncertain timeline for remobilizing all personnel and safely sustaining activity levels, it is too early to provide meaningful information regarding impacts on project cost and schedule.

Export Customs Duty
In July 2010, the Republic passed a resolution imposing a duty on the Partnership’s crude exports. While the Partnership’s position has been that it is exempt from these types of duties under Partnership Agreements with the Republic, in order to avoid a disruption of its exports the Partnership has been paying the duty under protest, reserving its rights under the Partnership Agreements. The Partnership has been offsetting the payments and interest against production related taxes due to the Republic, in accordance with the provisions of the Partnership Agreements.
Other Commitments and Contingencies
The Partnership is subject to scheduled and unscheduled inspections by regulatory agencies and government bodies of the Republic on an ongoing basis, which may result in claims being filed against the Partnership. Additionally, the Partnership receives claims from and submits claims to customers, contractors, suppliers, vendors, regulatory bodies, the Republic, and other third parties. Amounts of these claims, individually and in the aggregate, may be significant. Ultimate outcome and costs of the above claims and other future potential claims are not currently determinable and, therefore, these claims have not been provided for in these consolidated financial statements.
In respect of third-party liability for property and environmental damage arising from accidents on Partnership property or relating to Partnership operations, the Partnership has insurance coverage that is generally higher than insurance limits set by the local legal requirements. Management believes that the Partnership has adequate insurance coverage of the risks, which could have a material effect on the Partnership’s operations and financial position.

Tengizchevroil LLP - Notes to the Consolidated Financial Statements
Thousands of dollars

14. Related Party Transactions
The Partnership entered into a number of crude oil and product sales transactions with the partners and their affiliates.

The following represents the transactions with the partners and their affiliates for the years ended December 31, 2020, 2019 and 2018:

		Year ended December 31

	2020	2019	2018
Sales and other operating revenues	$2,806,837	$6,839,529	$9,177,474
Production and operating expenses	$661,573	$898,853	$579,200
Capital expenditures	$624,962	$863,397	$941,698
In addition to the above, the Caspian Pipeline Consortium (CPC), which is partially owned by KazMunaiGas (19%), Chevron Caspian Consortium Company (15%), LUKARKO (12.5%) and ExxonMobil (7.5%), is a primary transportation route for exporting the Partnership’s crude oil to overseas markets. Purchases and services from CPC during 2020 were at $1,031,363 (2019: $1,130,957; 2018: $1,077,443).
The following represents the balances due from and payable to the Partners and their affiliates:

	December 31, 2020	December 31, 2019

Accounts receivable	$180,668	$55,042
Accounts payable	$48,237	$60,229
Accrued liabilities	$165,909	$491,765
Debt balances with partners or their affiliates are shown in Note 9 on page T-12. Of the total interest and debt costs shown in Note 15 below, 75% were related party transactions.
15. Interest and Debt Expense
All financing interest and debt costs are related to the Future Growth Project / Wellhead Pressure Management Project.

		Year ended December 31

	2020	2019	2018
Total financing interest and debt costs	$544,693	$355,137	$291,451
Less: Capitalized interest	544,693	355,137	291,451
Interest and debt expense	$—	$—	$—